                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF           APRIL, 1999
                         -------------------

                          ROYAL CARIBBEAN CRUISES LTD.
                          ----------------------------
                    1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F           X                       FORM 40-F
                                    -----                              -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                                         NO   X
                                    -----                        -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G-3-2(B): 82 _____].

The following documents are being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K:

Document No. 1          Notice dated April 5, 1999 of Annual Meeting of
                        Shareholders of Royal Caribbean Cruises Ltd. and accompanying Proxy Statement.

Document No. 2          Proxy

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROYAL CARIBBEAN CRUISES LTD.
                                        ---------------------------------------
                                                 (Registrant)

Date: April 5, 1999                     By: /s/ RICHARD J. GLASIER
                                            -----------------------------------
                                                Richard J. Glasier
                                                Executive Vice President
                                                and Chief Financial Officer

                                                                        Document
                                                                         No.1


                                        ROYAL CARIBBEAN CRUISES LTD.
ROYAL CARIBBEAN [LOGO]                       1050 CARIBBEAN WAY                  CELEBRITY CRUISE [LOGO]
                                            MIAMI, FLORIDA 33132

                             ---------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 12, 1999
                             ---------------------

To the Shareholders of
ROYAL CARIBBEAN CRUISES LTD.

     Notice is hereby given that the Annual Meeting of Shareholders of Royal Caribbean Cruises Ltd. (the "Company") will be held at 9:00 A.M. on Wednesday, May 12, 1999 at the Hyatt Regency, 400 SE 2nd Avenue, Miami, Florida.

     The Annual Meeting will be held for the following purposes:

          1. To elect twelve members to the Company's Board of Directors. If the proposal to establish a classified Board of Directors (Proposal No. 2 below) is approved, the twelve directors will be elected for a classified Board of Directors with four directors being elected for a term of one year, four directors being elected for a term of two years and four directors being elected for a term of three years, and until their successors are duly elected and qualified. If the proposal to establish a classified Board of Directors is not approved, all twelve directors will be elected for one year terms expiring at the Company's 2000 Annual Meeting of Shareholders and until their successors have been duly elected and qualified;

          2. To approve amendments to the By-Laws and Articles of Incorporation regarding classification of the Board of Directors;

          3. To approve an amendment to the Articles of Incorporation requiring supermajority approval for amendments to the Articles of Incorporation and for shareholder amendments to the By-Laws; and

          4. To transact such other business as may properly come before the meeting and any adjournment thereof.

     The Board of Directors has fixed the close of business on March 22, 1999 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof.

     ALL SHAREHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, IT IS REQUESTED THAT YOU PROMPTLY FILL IN, SIGN AND RETURN THE ENCLOSED PROXY CARD.

                                            By Order of the Board of Directors

                                            Michael J. Smith,
                                            Secretary

April 5, 1999

                          ROYAL CARIBBEAN CRUISES LTD.
                               1050 CARIBBEAN WAY
                              MIAMI, FLORIDA 33132
                             ---------------------

                                PROXY STATEMENT
                       FOR ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 12, 1999
                             ---------------------

     This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Royal Caribbean Cruises Ltd. (the "Company") from holders of the Company's Common Stock, par value $.01 per share (the "Common Stock"), for use at the Annual Meeting of Shareholders to be held on May 12, 1999, and any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting and described in more detail herein.

     All properly executed proxies will be voted in accordance with the instructions contained thereon, and if no choice is specified, the proxies will be voted for the election of the twelve directors named elsewhere in this Proxy Statement as nominees of the Board of Directors of the Company and in favor of proposals 2 and 3. Abstentions are counted as present in determining the existence of a quorum but will not have the effect of votes in opposition to a director. However, to the extent that Proposals 2 and 3 require amendments to the Company's Articles of Incorporation, an abstention will have the same effect as a negative vote.

     Any proxy may be revoked by a shareholder at any time before it is exercised by giving written notice to that effect to the Secretary of the Company or by signing and submitting a later-dated proxy. Shareholders who attend the Annual Meeting may revoke any proxy previously granted and vote in person.

     The Board of Directors has fixed March 22, 1999 as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting.

                               VOTING SECURITIES

     As of March 22, 1999, the Company had outstanding 169,130,755 shares of Common Stock. Holders of record of the Common Stock at the close of business on March 22, 1999 are entitled to vote at the Annual Meeting. Each outstanding share is entitled to one vote.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of March 12, 1999 (i) by each person who is known by the Company to own beneficially more than 10% of the outstanding Common Stock and (ii) by all of the Company's directors and officers as a group.

                                                              NUMBER OF    PERCENTAGE
NAME                                                          SHARES(1)    OWNERSHIP
----                                                          ----------   ----------
A. Wilhelmsen AS(2).........................................  47,129,330      27.9%
Cruise Associates(3)........................................  50,781,900      30.0%
All Directors and Officers(4)...............................  3,614,902        2.1%

-------------------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days of March 12, 1999 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(2) Includes 31,900 shares of Common Stock issuable upon exercise of options under the Company's 1990 Shareholders Stock Option Plan. A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(3) Includes 31,900 shares of Common Stock issuable upon exercise of options under the Company's 1990 Shareholders Stock Option Plan. Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

(4) Includes (i) 1,890,826 shares of Common Stock issuable upon exercise of options granted to directors and officers of the Company, (ii) 1,321,412 shares of Common Stock held by Monument Capital Corporation ("Monument"), a Liberian corporation as nominee for various trusts primarily for the benefit of certain members of the Fain family and (iii) 374,664 shares of Common Stock issued to a trust for the benefit of Mr. Fain. Mr. Fain disclaims beneficial ownership of some or all of the shares of Common Stock referred to in (ii) and (iii) above. Does not include commitments by the Company's officers to purchase an aggregate of approximately $9,000 of Common Stock for the first calendar quarter of 1999 under the Company's 1994 Employee Stock Purchase Plan or shares held by A. Wilhelmsen AS or Cruise Associates.

                             SHAREHOLDERS AGREEMENT

     A. Wilhelmsen AS ("Wilhelmsen") and Cruise Associates are parties to a Shareholders Agreement dated as of February 1, 1993 as amended (the "Shareholder Agreement") and, pursuant thereto, have agreed upon certain matters relative to the organization and operation of the Company and certain matters concerning their respective ownership of the Company's voting stock. Pursuant to the Shareholders Agreement, Wilhelmsen and Cruise Associates have agreed to vote their shares of Common Stock in favor of the following individuals as directors of the Company: (i) up to four nominees of Wilhelmsen (at least one of whom must be independent); (ii) up to four nominees of Cruise Associates (at least one of whom must be independent); and (iii) one nominee who must be Richard D. Fain or such other individual who is then employed as the Company's chief executive officer. In connection with the Company's acquisition of Celebrity Cruise Lines Inc. ("Celebrity"), Wilhelmsen and Cruise Associates have agreed to vote their shares of common stock in favor of the election of one additional director, to be nominated by Archinav Holdings, Ltd., a former shareholder of Celebrity, for a specified period of up to seven years from the date of acquisition. Archinav Holdings, Ltd. has designated John D. Chandris as its nominee for director. In addition, until either of them should decide otherwise, Wilhelmsen and Cruise Associates have agreed to vote their shares of Common Stock in favor of Edwin W. Stephan and William K. Reilly as directors of the Company.

     Pursuant to the Shareholders Agreement, Wilhelmsen has nominated Tor Arneberg, Kaspar K. Kielland, Peter Lorange and Arne Wilhelmsen as directors of the Company, and Cruise Associates has nominated Bernard W. Aronson, Laura Laviada, Eyal Ofer and Thomas J. Pritzker as directors of the Company.

                       PROPOSAL 1: ELECTION OF DIRECTORS

     Under the current By-Laws and Articles of Incorporation, all directors of the Corporation are elected annually until the next annual shareholders meeting and until their successors are duly elected and qualified. However, if the classified board of directors proposal to be voted on at this Annual Meeting is approved, the directors will be divided into three classes, Class I, Class II and Class III, with each director serving for three years and rotating the class up for election at each annual meeting. At the 1999 Annual Meeting, the nominees for directors are to be elected to serve either for: (1) one year and until their successors are duly elected and qualified if the classified board of directors proposal is not accepted or (2) if the classified board proposal is accepted, the initial Class I directors will be elected for one year, the initial Class II directors for two years and the initial Class III directors for three years and until their successors are duly elected and qualified. Successors to the directors in each class would then be elected for three year terms. The nominees for these directorships are identified below. Each nominee currently serves as a director of the Company. Should any of these nominees become unable to accept nomination or election (which is not anticipated), it is the intention of the persons designated as proxies to vote for the election of the remaining nominees and for such substitute nominees as the Board of Directors may designate.

     Set forth below are the names of the nominees for the twelve director positions and the class of the director as proposed in the classified board proposal (Proposal No. 2). With respect to each nominee, the information presented includes such person's age, the time when such person first became a director, any other position held with the Company, such person's principal occupations during the past five years and any directorships held by such nominee in public or certain other companies.

CLASS I

     Bernard W. Aronson, 52, has served as a Director since July 1993. Mr. Aronson is currently Chairman of ACON Investments, LLC and Newbridge Andean Partners, L.P. Prior to that he served as international advisor to Goldman, Sachs & Co. From June 1989 to July 1993, Mr. Aronson served as Assistant Secretary of State for Inter-American Affairs. Prior thereto, Mr. Aronson served in various positions in the private and government sectors. Mr. Aronson is a member of the Council on Foreign Relations. Since January 1998, Mr. Aronson has served as a director of Liz Claiborne, Inc. Mr. Aronson serves on the Company's Audit, Compensation and Stock Option Committees.

     John D. Chandris, 48, has served as a Director since July 1997. Mr. Chandris is Chairman of Chandris (UK) Limited, a shipbrokering office based in London, England. Until September 1997, Mr. Chandris also served as Chairman of Celebrity Cruise Lines Inc. Mr. Chandris is a director of Leathbond Limited, a U.K. real estate company, and serves on the Board of the classification society, Lloyd's Register. Mr. Chandris serves on the Company's Environmental Committee.

     Richard D. Fain, 51, has served as a Director since 1981. Mr. Fain has served as Chairman and Chief Executive Officer of the Company since April 1988. Mr. Fain is vice chairman of the International Council of Cruise Lines, an industry trade organization, and served as its chairman from 1992 to 1994. Mr. Fain is a director of Assuranceforeningen GARD, a mutual shipowners' insurance organization. Mr. Fain has been involved in the shipping industry for over 20 years. Mr. Fain has served as a director of SEMX Corporation, a manufacturer of electronics packaging materials, since November 1991. Mr. Fain serves on the Company's Stock Option Committee.

     Kaspar K. Kielland, 69, has served as a Director since July 1993. Until May 1996, Mr. Kielland served as Chairman of Kvaerner A/S, a company of diversified shipping, shipbuilding and energy businesses. From 1980 through 1988, Mr. Kielland served as President and Chief Executive Officer of Elkem A/S, a company engaged in aluminum and ferro-alloys. Since 1991, Mr. Kielland has served as a Director of Anders Wilhelmsen & Co. A/S. In 1985, Mr. Kielland was awarded the Knight 1st Class of the Royal Norwegian Order of St. Olav.

CLASS II

     Tor Arneberg, 70, has served as a Director since November 1988. Mr. Arneberg is a senior advisor and has served as an Executive Vice President of Nightingale & Associates, a management consulting company, since 1982. From 1975 until 1982, Mr. Arneberg co-founded and operated AgTek International, a company involved in the commercial fishing industry. Prior thereto, Mr. Arneberg was director of marketing for Xerox Corporation. He is an executive trustee and vice president of the American Scandinavian Foundation and received a silver medal in the 1952 Summer Olympics in Helsinki, Finland as a member of the Norwegian Olympic Yachting Team. Mr. Arneberg is Chairman of the Company's Audit, Compensation and Stock Option Committees.

     Peter Lorange, 55, has served as a Director since July 1993. Since 1993, Dr. Lorange has served as the President of IMD, International Institute for Business Development, an institute for studies in corporate management. Dr. Lorange received a Doctorate in Business Administration in 1972 from Harvard University and has written numerous publications on the subject of corporate management. From 1979 until 1990, Dr. Lorange held various teaching positions at the Wharton School, University of Pennsylvania. From 1990 until 1993, he was President of the Norwegian School of Management and served as Chairman of the Board of Citibank Norway A/S. Dr. Lorange is also a director of Citibank International PLC and ISS A/S.

     Thomas J. Pritzker, 48, has served as a Director since February 1999. Mr. Pritzker is President of The Pritzker Organization and a partner in the law firm of Pritzker & Pritzker. He is Chairman of Hyatt Hotels and Resorts, Chairman of Hyatt International and President of Hyatt Corporation. Mr. Pritzker is also a founder and Chairman of First Health Corporation, a publicly traded company engaged in the managed care industry, and a Founder and a Director of Triton Container Holding, Ltd., a major lessor of dry van containers. Mr. Pritzker is a member of the Board of Trustees of the University of Chicago and the Art Institute of Chicago where he is Chairman of the Committee on Asian Art.

     Edwin W. Stephan, 67, has served as a Director since January 1996. From the inception of Royal Caribbean Cruise Line in 1968 through 1995, Mr. Stephan served as President or General Manager of the Company. Mr. Stephan has been involved in the cruise industry for over 30 years.

CLASS III

     Laura Laviada, 48, has served as a Director since July 1997. Ms. Laviada is the President and Chief Executive Officer of Editorial Televisa, the largest Spanish language magazine publishing company based in Mexico and a Grupo Televisa subsidiary. A former magazine editor, Ms. Laviada began her career in 1979 when she founded Tu magazine. In 1988, she created Eres and two years later created Somos. In 1995, when Editorial Eres merged with Editorial Televisa, Ms. Laviada was named President and Chief Executive Officer of the company.

     Eyal Ofer, 48, has served as a Director since May 1995. Mr. Ofer has served as the Chief Executive Officer of Carlyle Properties, Limited, a real estate management company, since May 1991. Mr. Ofer serves on the Company's Environmental Committee.

     William K. Reilly, 59, has served as a Director since January 1998. Mr. Reilly is the chief executive officer of Aqua International Partners, an investment group that finances water purification in developing countries. From

1989 to 1993, Mr. Reilly served as the Administrator of the U.S. Environmental Protection Agency. He has also previously served as the Payne Visiting Professor at Stanford University's Institute of International Studies, president of World Wildlife Fund and of The Conservation Foundation, executive director of the Rockefeller Task Force on Land Use and Urban Growth and Chairman of the Natural Resources Council of America. He serves on the Board of Trustees of the National Geographic Society, World Wildlife Fund, the Packard Foundation, Yale University Corporation, the American Farmland Trust and the Education and Training Institute of North America. He also serves as a director of Dupont, Conoco and Evergreen Holdings. Mr. Reilly is Chairman of the Company's Environmental Committee.

     Arne Wilhelmsen, 69, has served as a Director since 1968. Mr. Wilhelmsen, one of the founders of Royal Caribbean Cruise Line, is a principal and Chairman of the Board of Anders Wilhelmsen & Co. A/S and other holding companies in the Anders Wilhelmsen & Co. Group. Mr. Wilhelmsen has been involved in the shipping industry for over 40 years.

     The election of each of the nominees to the Board of Directors requires the approval of a majority of the votes cast at the Annual Meeting.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

                        BACKGROUND TO PROPOSALS 2 AND 3

     On February 10, 1999, the Board of Directors voted unanimously to amend the Company's By-Laws to restrict the ability of shareholders to call a special meeting and to require advance notice of shareholder proposals. These amendments are discussed below and do not require shareholder approval. Further, the Board of Directors voted unanimously to recommend to shareholders the implementation of a classified board (Proposal 2) and to provide for a supermajority vote of shareholders to amend the Articles of Incorporation and to approve shareholder amendments to the By-Laws (Proposal 3) (the recent amendments to the Company's By-Laws together with Proposals 2 and 3 are together referred to as the "Shareholder Protection Measures").

                              PRINCIPAL ADVANTAGES

     The principal reason for the adoption of the Shareholder Protection Measures is to enable the Board of Directors to effectively respond to third party proposals for the acquisition or restructuring of the Company in a manner that protects the best interests of the Company and its shareholders, thereby reducing the Company's potential vulnerability to unsolicited or hostile attempts to obtain control of the Company. The Board of Directors believes that unsolicited takeover attempts may be unfair or disadvantageous to the Company and its shareholders because, among other reasons: (i) a non-negotiated takeover bid may be timed to take advantage of temporarily depressed stock prices; (ii) a non-negotiated takeover bid may be designed to foreclose or minimize the possibility of more favorable competing bids or alternative transactions; and
(iii) a non-negotiated takeover bid may often deprive the shareholders of an adequate opportunity to evaluate the merits of the proposed transaction.

     The Shareholder Protection Measures are designed to encourage any person who might seek to acquire control of the Company first to consult with the Company's Board of Directors and to negotiate the terms of any proposed business combination. This is important to ensure that proper account is taken of the underlying and long-term values of the Company's business and its assets, the possibilities for alternative transactions on more favorable terms and anticipated favorable developments in the Company's business not yet reflected in the stock price. The Board believes that, for the protection of the Company's shareholders, any proposed acquisition of control of the Company, and any proposed business combination in which the Company might be involved, should be thoroughly studied by the Company's Board of Directors to assure that such transaction would be in the best interests of the Company and its shareholders and that all of the Company's shareholders are treated fairly. The Board of Directors believes that the Shareholder Protection Measures are prudent and in the best interests of the Company and its shareholders and should be adopted for their protection.

                             POSSIBLE DISADVANTAGES

     Nevertheless, the Shareholder Protection Measures may be disadvantageous if they discourage a future takeover attempt which is not approved by the Board, but which many shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market value or over their cost basis in such shares. Such measures could also delay or frustrate the assumption of control by a holder of a large block of the Company's shares or a change in the composition of the incumbent Board of Directors, even if many shareholders considered such actions to be beneficial. Furthermore, the Shareholder Protection Measures will not necessarily ensure or guarantee that shareholders will receive a price for their shares in connection with an acquisition of control of the Company that reflects the value of such shares, or that the price received will be fair or equitable, although in the opinion of the Board of Directors the likelihood that the price will reflect such value and be fair and equitable will be increased by the adoption of the Shareholder Protection Measures.

     While it is possible for shareholder protection measures to be misused to resist reasonable takeover actions contrary to a board's fiduciary obligations, the Board of Directors is aware of, and committed to, its fiduciary obligations. The recent By-Law amendments adopted by the Board of Directors and Proposals 2 and 3 are not in response to any efforts of which the Company is aware to accumulate the Company's common stock or to obtain control of the Company.

                                 OTHER MEASURES

     The Company's By-Laws previously provided that special meetings of shareholders could be called at any time by the Board of Directors, the Chief Executive Officer, or by shareholders holding at least 20% of the Company's common stock. The Board of Directors has recently amended the Company's By-Laws to increase the shareholder vote to call a special meeting from 20% to 50%. This amendment is intended to promote stability of the Company's Board of Directors and to render more difficult certain unsolicited or hostile attempts to take over the Company which could divert the attention of the Company's directors, officers and employees from running the business. The Company believes that this restriction is warranted as a prudent corporate governance measure to prevent a minority of shareholders from prematurely forcing shareholder consideration of a proposal over the opposition of the Board of Directors as special meetings in such circumstances would invoke substantial expense and diversion of board and management time.

     The Board of Directors has also recently amended the Company's By-Laws, effective as of the 1999 Annual Meeting of Shareholders, to require that any shareholder proposal or nomination for election to the Board be submitted to the Secretary of the Company at least 120 days in advance of the first anniversary of the Company's last annual meeting. If the shareholder proposal concerns a nominee for the Board of Directors, the notice must set forth certain information relating to such nominee. In either case, the notice must also set forth the name and address of the shareholder making the proposal, the number of shares owned by such shareholder and the nature of such holdings. The purpose of the advance notice requirement is to provide the Board a reasonable opportunity to consider a shareholder proposal, to determine what form of response is warranted and, if applicable, to communicate such response to the other shareholders prior to the meeting. With respect to director nominees, the advance notice requirement will provide the Board a reasonable opportunity to consider and verify the credentials of such nominees and their willingness to serve prior to the meeting. Shareholders will also benefit as they will have the opportunity to cast an informed vote or proxy at, or prior to, the meeting. The Board believes that these benefits significantly outweigh the restrictions that an advance notice requirement may impose on shareholders.

     PROPOSALS OF SHAREHOLDERS INTENDED TO BE PRESENTED AT THE NEXT ANNUAL MEETING MUST BE RECEIVED BY THE SECRETARY OF THE COMPANY NO LATER THAN JANUARY 13, 2000 AT THE COMPANY'S EXECUTIVE OFFICES: 1050 CARIBBEAN WAY, MIAMI, FL 33132.

         PROPOSAL 2: PROPOSED AMENDMENTS TO THE BY-LAWS AND ARTICLES OF INCORPORATION REGARDING CLASSIFICATION OF THE BOARD OF DIRECTORS

     The By-Laws currently provide that all directors are to be elected to the Company's Board of Directors annually until the next Annual Meeting of Shareholders and until their successors have been elected and qualified. The proposed amendment to the By-Laws would add a provision that divides the Board of Directors into three Classes: Class I, Class II and Class III, with the directors in each class to hold office for staggered terms of three years each. If the proposal is adopted, all directors will be elected to their classified terms as described in this Proxy Statement. Initially, the term of the Class I directors would expire at the next annual meeting in 2000 and the terms of Class II and Class III directors would expire, respectively, at the 2001 and 2002 annual meetings and, in each case, when their successors have been duly elected and qualified. Successors to the directors in each class would then be elected for three year terms. The amendment would thus have the effect of causing only one class of directors per year to be elected, with the directors in the other two classes remaining in office until the elections held in later years. The proposed amendment to the Articles of Incorporation would delete the current provision that the directors serve terms of equal duration.

     In recent years, accumulations by third parties of substantial stock positions in public companies frequently have been preludes to hostile attempts to take over or restructure such corporations or to sell all or part of such corporation's assets or to take other similar extraordinary action. Such actions are often undertaken by the third party without advance notice to, or consultation with, management. In many cases, such third parties position themselves through stock ownership to seek representation on a board of directors in order to increase the likelihood that they will be able to implement proposed transactions opposed by the corporation's management. If the corporation resists the efforts of the third party to obtain representation on the board, the third party may commence a proxy contest to have its nominees elected in place of some or all of the existing directors. In some cases, a third party may not truly be interested in taking over the corporation, but may seek to use the threat of a proxy or a bid to take over the corporation, or both, as a means of obtaining for itself a special benefit which might not be available to all of the corporation's shareholders.

     The Board of Directors believes that, if adopted, the classified board amendments will promote continuity and stability in the Company's management and decision making and will help assure that the Board, if confronted by a proposal from a third party which has acquired a significant block of the Company's common stock, will have sufficient time to review the proposal and take appropriate actions. Further, a classified board will remove the risk of the entire Board being replaced in such a situation. Such a threat would severely curtail the Board's ability to negotiate effectively. Under such pressure, management could be deprived of the time and information necessary to evaluate the takeover proposal, to seek and study alternative proposals that may better serve the interests of the Company's shareholders, and in an appropriate case, to help achieve a better price in any transaction which may ultimately occur.

     The Company's Articles of Incorporation and By-Laws do not permit the shareholders to remove a director from office without cause prior to the end of his or her term. Accordingly, unless there is cause and sufficient strength to remove a particular director or directors, at a minimum, two successive annual meetings will normally be required in order to replace a majority of the classified Board of Directors and effect a forced change in the business and affairs of the Company. In addition, if Proposal 3 is adopted, the provision for a classified board will only be able to be amended or repealed by the affirmative vote of the holders of two-thirds of the outstanding shares of the Company entitled to vote.

     Takeovers or changes in management of the Company which are proposed and effected without prior negotiation with the Company's management are not necessarily detrimental to the Company and its shareholders. However, the Board believes that the benefits of seeking to protect its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to take over or restructure the Company outweigh the disadvantages of discouraging such proposals.

     The approval of the amendment to the By-Laws for classification of the Board requires the approval of a majority of the votes cast at the Annual Meeting. The approval of the corresponding amendment to Article Seventh of the Company's Articles of Incorporation requires approval by the holders of a majority of all outstanding shares entitled to vote.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF (I) AN AMENDMENT TO ARTICLE SEVENTH OF THE ARTICLES OF INCORPORATION TO DELETE THE CURRENT PROVISION THAT THE DIRECTORS SERVE TERMS OF EQUAL DURATION, AND (II) THE ADOPTION OF THE FOLLOWING AMENDMENT TO SECTION 3.02 OF THE BY-LAWS:

                           TEXT OF PROPOSED AMENDMENT

     "SECTION 3.02 Number and Term of Office.

     The Board of Directors shall consist of twelve directors. The Board of Directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board permits, with the term of office of one class expiring each year. The initial Class I directors elected by the shareholders of the Corporation shall hold office for a term expiring at the 2000 annual meeting of shareholders and until their successors shall have been elected and qualified; the initial Class II directors elected by the shareholders of the Corporation shall hold office for a term expiring at the 2001 annual meeting of shareholders and until their successors shall have been elected and qualified; and the initial Class III directors elected by the shareholders of the Corporation shall hold office for a term expiring at the 2002 annual meeting of shareholders and until their successors have been elected and qualified. At each such annual meeting of shareholders and at each annual meeting thereafter, successors to the class of directors whose term expires at that meeting shall be elected for a term expiring at the third annual meeting of shareholders following their election and until their successors have been elected and qualified.

     In the event of any change in the number of directors, the Board of Directors shall apportion any newly created directorships among, or reduce the number of directorships in, such class or classes as shall equalize, as nearly as possible, the number of directors in each class."

        PROPOSAL 3: PROPOSED AMENDMENT TO THE ARTICLES OF INCORPORATION
       REQUIRING SUPERMAJORITY APPROVAL FOR AMENDMENTS TO THE ARTICLES OF
           INCORPORATION OR FOR SHAREHOLDER AMENDMENTS TO THE BY-LAWS

     Currently, the Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all outstanding shares of the Company entitled to vote thereon. The By-Laws can be amended by a majority of the votes cast at a meeting of shareholders of shares entitled to vote thereon. The proposed amendment to the Articles of Incorporation would require that any amendment to the Articles of Incorporation or any shareholder proposal to amend the By-Laws of the Company would require, subject to certain exceptions, the authorization by the affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote thereon. This proposed amendment would not apply to (i) an amendment to change the Company's registered agent or registered address; (ii) an amendment to change the authorized number of shares of stock which the Company shall have authority to issue, and (iii) an amendment which arises from the filing of a copy of a resolution establishing and designating the shares of any class or of any series of any class.

     Proposal 3 is designed to limit shareholders' ability to amend the Company's Articles of Incorporation or By-Laws without broad support from the Company's other voting shareholders. The Board of Directors believes that such amendments will provide continuity of decision making by the Company's Board of Directors and will render more difficult certain unsolicited or hostile attempts to take over the Company which could disrupt the Company and divert the attention of the Company's directors, officers and employees.

     In particular, the supermajority voting requirements will make it more difficult to amend or repeal the other Shareholder Protection Measures. As discussed above, it is possible therefore that a supermajority voting requirement to amend the Company's Articles of Association or By-Laws will discourage hostile take over attempts or tender offers for control of the Company which might be approved by many of the Company's shareholders. However, the Board of Directors believes that such a requirement is necessary to ensure that the other measures are effective and therefore provide shareholders and the Company with adequate protection from the risks discussed above.

     Under Liberian law, the affirmative vote of the holders of two-thirds of the outstanding shares of the Company's common stock entitled to notice of, and to vote at, the meeting is required to adopt the proposed amendment.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE FOLLOWING AMENDMENT TO ARTICLE EIGHTH OF THE ARTICLES OF INCORPORATION:

                           TEXT OF PROPOSED AMENDMENT

     "EIGHTH  Amendments to Articles of Incorporation and By-Laws

          (a) Subject to subsection (b), any amendment to these Articles of Incorporation shall require authorization at a meeting of shareholders by the affirmative vote of the holders of not less than two-thirds of all outstanding shares of the Corporation entitled to vote thereon.

          (b) The provisions of subsection (a) of this ARTICLE EIGHTH shall not apply to any amendment:

             (i) to ARTICLE FOURTH to change the Corporation's registered agent or registered address; or

             (ii) to ARTICLE FIFTH to change the authorized number of shares of stock which the Corporation shall have authority to issue; or

             (iii) arising from the filing of a copy of a resolution establishing and designating the shares of any class or of any series of any class pursuant to Section 5.1 of the Business Corporation Act, or any succeeding provision.

          (c) Subject to ARTICLE SEVENTH, the Board of Directors of the Corporation shall have the power to adopt, amend or repeal the By-Laws of the Corporation. The shareholders may adopt, amend or repeal the By-Laws of the Corporation only by the affirmative vote at a meeting of shareholders by the holders of not less than two-thirds of all outstanding shares of the Corporation entitled to vote thereon."

                                 OTHER MATTERS

     The Board of Directors has no knowledge of any other matters which may come before the Annual Meeting. If any other matters shall properly come before the meeting, the persons designated as proxies will have discretionary authority to vote the shares thereby represented in accordance with their best judgment.

                                            Michael J. Smith,
                                            Secretary

Dated April 5, 1999

                                                                        Document
                                                                        No. 2


                          ROYAL CARIBBEAN CRUISES LTD.
                   PROXY SOLICITED BY THE BOARD OF DIRECTORS
                     FOR THE ANNUAL MEETING OF SHAREHOLDERS
                            TO BE HELD MAY 12, 1999


      The undersigned hereby appoints Richard D. Fain and Richard J. Glasier, and each of them, as the undersigned's attorneys and agents to vote as Proxy for the undersigned, as herein stated, at the annual meeting of shareholders of Royal Caribbean Cruises Ltd. to be held at the Hyatt Regency, Miami, Florida, on Wednesday, May 12, 1999 at 9:00 A.M., local time, and at any adjournment or postponement thereof, according to the number of votes the undersigned would be entitled to vote if personally present, on the proposals set forth on the reverse side and in accordance with their discretion on any other maters that may properly come before the meeting or any adjournments or postponements thereof. The undersigned hereby acknowledges receipt of the Notice and Proxy Statement, dated April 5, 1999, and Annual Report to Shareholders for 1998.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE FOLLOWING
PROPOSALS.

                                                      Please mark
                                                      your votes as
                                                      indicated in    [X]
                                                      this example

The Board of Directors unanimously recommends a vote FOR the following proposals
                                                                                                            FOR    AGAINST   ABSTAIN
1. Election of Directors               FOR all nominees     WITHHOLD     2.  Amendments to the By-Laws and  [ ]      [ ]       [ ]
                                      listed (except as    AUTHORITY         Articles of Incorporation for
                                        marked to the    to vote for all     the purpose of implementing a
For the election of Tor Arneberg,         contrary)      nominees listed     classified Board of Directors
Bernard W. Aronson, John D. Chandris,
Richard D. Fain, Kaspar K. Kielland,        [ ]               [ ]        3.  Amendment to the Articles of   [ ]      [ ]      [ ]
Laura Laviada, Peter Lorange, Eyal                                           Incorporation requiring
Ofer, Thomas J. Pritzker, William K.                                         supermajority approval for
Reilly, Edwin W. Stephan and Arne                                            amendments to the Articles
Wilhelmsen                                                                   of Incorporation and for
                                                                             shareholder amendments to
INSTRUCTION: To withhold authority to vote for any individual nominee,       the By-Laws.
write that nominee's name in the space provided below.

------------------------------------------------------------------------

                                                                         PLEASE FILL IN, DATE SIGN AND RETURN THIS PROXY IN THE
                                                                         ACCOMPANYING ENVELOPE. NO POSTAGE IS REQUIRED IF
                                                                         RETURNED IN THE ACCOMPANYING ENVELOPE AND MAILED IN THE
                                                                         UNITED STATES.


                                                                         Dated: __________________________________________, 1999

                                                                         _______________________________________________________
                                                                         Signature

                                                                         _______________________________________________________
                                                                         Signature


                                                                         Please sign exactly as your name appears on this Proxy.
                                                                         If acting as executor, administrator, trustee, guardian,
                                                                         etc., you should so indicate when signing. If a
                                                                         corporation, please sign the full corporate name by duly
THE SHARES COVERED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO       authorized officer. If a partnership, please sign the full
SPECIFICATIONS ARE MADE; THE PROXY WILL BE VOTED IN FAVOR OF THE         partnership name by authorized person. If shares are held
PROPOSALS.                                                               jointly, each shareholder named should sign.

                                                                         PLEASE SIGN AND DATE HERE AND RETURN PROMPTLY
